SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For March 31, 2014

MetroGas Inc.

(Translation of registrant’s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 21, 2014	By:	/s/ Marcelo Adrián Nuñez
	Name:	Marcelo Adrián Nuñez
	Title:	CEO

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS AS OF MARCH 31, 2014 AND COMPARATIVES

METROGAS S.A.

CONDENSED INTERIM FINANCIAL CONSOLIDATED STATEMENTS AS OF MARCH 31, 2014 AND COMPARATIVES

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year: No. 23 (commenced on January 1° 2014).

Condensed Consolidated Interim Financial Statements as of March 31, 2014 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013

Parent Company: YPF S.A.

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products, and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their byproducts.

Percentage of votes held by parent company: 70%

Composition in Common Stock as of 03.31.14:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock as of 03.31.14	569,171

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 (Stated in thousands of pesos)

	Notes	03.31.14	12.31.13
Assets
Non current Assets
Properties, plant and equipment	10	1,853,245	1,849,603
Deferred tax assets	27	2,564	1,107
Other investment		985	909
Investment properties	11	5,309	5,339
Other receivables	13	5,592	3,633

Total Non current assets		1,867,695	1,860,591

Current assets
Trade receivables	12	362,461	339,257
Other receivables	13	35,297	28,558
Cash and cash equivalents	14	101,334	116,592

Total Current assets		499,092	484,407

Total assets		2,366,787	2,344,998

Shareholders’ Equity
Issued capital	15	569,171	569,171
Adjustment to issued capital		684,769	684,769
Legal reserve		45,376	45,376
Unappropriated retained losses		(1,218,865)	(878,082)

Equity attributable to the owners		80,451	421,234

Non-controlling interest		642	2,883

Total Shareholders’ Equity		81,093	424,117

Liabilities
Non current Liabilities
Other taxes payable	16	7,613	7,898
Reorganization liabilities	18	17,040	17,040
Financial debt	17	1,197,181	952,726
Deferred tax liabilities	27	230,032	224,739
Provisions	19	69,398	58,304

Total Non current Liabilities		1,521,264	1,260,707

Current Liabilities
Income tax and minimum presumed income tax (“MPIT”) liability		30,013	32,269
Other taxes payable	16	77,270	94,157
Financial debt	17	63,335	398
Trade payable	20	508,938	461,589
Salaries and social security	21	55,221	61,010
Other accounts payable	22	29,653	10,751

Total Current Liabilities		764,430	660,174

Total Liabilities		2,285,694	1,920,881

Total Liabilities and Shareholders’ Equity		2,366,787	2,344,998

The accompanying notes 1 to 30 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2014 AND 2013

(Stated in thousands of pesos)

		For the three months period ended
	Notes	03.31.14	03.31.13
Revenues	23	454,337	371,459
Operating costs	24	(391,364)	(280,257)

Gross profit		62,973	91,202

Administration expenses	24	(65,485)	(43,366)
Selling expenses	24	(58,386)	(55,711)
Other income and expenses	25	(7,870)	(772)

Operating loss		(68,768)	(8,647)

Finance income	26	5,322	2,815
Finance cost	26	(266,552)	(56,965)

Net financial results		(261,230)	(54,150)

Debt restructuring result		—	757,470

Result before income tax		(329,998)	694,673

Income tax and minimum presumed income tax	27	(13,026)	(248,073)

Net and comprehensive result for the period		(343,024)	446,600

Net and comprehensive result for the period attributable to controlling interest		(340,783)	446,251
Net and comprehensive result for the period attributable to non-controlling interest		(2,241)	349

Net and comprehensive result for the period		(343,024)	446,600

Net result per share
Basic and diluted	28	(0.60)	0.78

The accompanying notes 1 to 30 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2014 AND 2013(Stated in thousands of pesos)

	Issued capital	Adjustment to issued capital	Legal reserve	Unappropriated retained earnings	Attributable to the owners of the parent	Attributable to Non-controlling interest	Total Shareholders’ Equity
Balance as of December 31, 2012	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287

Net and comprehensive result for the three months period ended March 31, 2013	—	—	—	446,251	446,251	349	446,600

Balance as of March 31, 2013	569,171	684,769	45,376	(686,767)	612,549	1,338	613,887

Net and comprehensive result for the nine months period ended December 31, 2013	—	—	—	(191,315)	(191,315)	1,545	(189,770)

Balance as of December 31, 2013	569,171	684,769	45,376	(878,082)	421,234	2,883	424,117

Net and comprehensive result for the three months period ended March 31, 2014	—	—	—	(340,783)	(340,783)	(2,241)	(343,024)

Balance as of March 31, 2014	569,171	684,769	45,376	(1,218,865)	80,451	642	81,093

The accompanying notes 1 to 30 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2014 AND 2013

(Stated in thousands of pesos).

	03.31.14	03.31.13
Cash Flows (used in) generated by operating activities
Net and comprehensive result for the period	(343,024)	446,600
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax	13,026	248,073
Depreciation of properties, plant and equipment and investment property	21,038	19,740
Net book value of disposals of properties, plant and equipment	2,424	2,368
Charge on provisions	14,955	4,000
Debt restructuring result (2)	—	(770,360)
Net financial results	261,381	54,279
Changes in assets and liabilities
Trade receivables	(22,827)	107,800
Other receivables	(8,698)	(165,218)
Trade payable	47,349	94,917
Other non current investments	(76)	(63)
Salaries and social security	(5,789)	(11,423)
Income tax and MPIT liability	(10,276)	(3,418)
Other taxes payable	(17,172)	(1,904)
Other accounts payable	18,902	140
Income tax and minimum presumed income tax paid in the period	(1,170)	(1,030)

Net cash Flows (used in) generated by operating activities	(29,957)	24,501

Cash flows used in investing activities
Increase in properties, plant and equipment	(31,312)	(31,918)

Net cash flows used in investing activities	(31,312)	(31,918)

Cash flows generated by (used in) financing activities
Loans	45,000	—
Payments of interests	(118)	(1,866)

Net cash flows generated by (used in) financing activities	44,882	(1,866)

Net decrease in cash and cash equivalents	(16,387)	(9,283)

Cash and cash equivalents at the beginning of year	116,592	153,208
Exchange differences on cash and cash equivalents	1,129	(1,688)
Cash and cash equivalents at the end of the period (1)	101,334	142,237

Net decrease in cash and cash equivalents	(16,387)	(9,283)

(1)	From cash and cash equivalents as of March 31, 2014 and 2013, Ps. 99,774 thousand and Ps. 67,816 thousand, respectively correspond to balances collected and pending to be deposited for Trust Funds, Resolution I-2621/2013 and Trust Fund Decree No. 2407.
(2)	Exclude debt restructuring expenses for Ps. 12,890 thousand.

The main transactions that do not generate cash movements are described in Note 17.

The accompanying notes 1 to 30 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

1.	GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on Buenos Aires Stock Exchange (“BCBA”) and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company’s filing for reorganization proceeding. At the time of issuance of these financial statements the NYSE keeps the suspension of MetroGAS’ADSs trading.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment. As of March 31, 2014, the controlling shareholder of Gas Argentino S.A. is YPF S.A. (“YPF”) through its subsidiary YPF Inversora Energética S.A (“YIESA”).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) a sociedad anónima formed under the laws of Argentina, whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties in Argentina.

2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service.

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances.

In this context, as of March 31, 2014, the Company registered cumulative losses amounting to Ps. 1,218,865 thousand and consolidated negative working capital to Ps. 265,338 thousand.

In Note 2 of the consolidated financial statements as of December 31, 2013 the aspects related to the economic and financial situation and regulatory framework are described.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

There follow are described the significant developments occurred during the three months period ended March 31, 2014:

2.1	Tariff Renegotiation

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting in readjust prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point.

The Provisional Agreement also contemplates the inclusion of pass through to tariff resulting from changes in tax rules, except for the income tax, in accordance with a currently pending resolution. It also includes in its clauses a mechanism of costs oversight based on operation and investment cost structure, and price indexes representative of such costs, which under certain premises triggers a revision procedure through which ENARGAS would assess the actual scale of variations in the licensee’s operating and investment cost, and thereby determine whether a distribution tariff adjustment is applicable.

The Provisional Agreement also establishes that, from the execution date to December 21, 2015 (the date on which Law No. 25561 expires), UNIREN on behalf of the Grantor and the licensee shall reach a consensus with respect to the methodology, terms and timeline for the signing of the “Acta Acuerdo de Renegociación Contractual Integral” (the Comprehensive Contract Renegotiation Memorandum of Understanding).

On March 27, 2014, the National Government announced the reallocation of subsidies and on March 31, 2014 the Energy Secretariat (“ES”) issued ES Resolution No. 226/14 pursuant to which it is determined that new natural gas prices and a scheme pursuing the responsible use of the resource are needed.

Within this framework, new natural gas prices are established for Residential customers and for small general service customers for each of the production basins and user categories. These new prices will be applied by a mechanism of comparing consumption of same two-month/month period of current and previous year. Furthermore, a three-stage price revision is established to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For those customers that reduce their consumption over 20%, basin prices as of March 31, 2014 and as per ES Resolution No. 1417/2008 will remain the same. Customers whose reduction in consumption is between 5% and 20% will have a special and lower basin natural gas price compared to the price applied to those customers not able to reduce consumption or whose reduction is below 5%.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Through Note ENRG/SD No. 03097 dated April 7, 2014, ENARGAS notified Resolution No. I/2851, from the same date, wherein new tariff charts are approved and are stated to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. Such charts display changes in the final tariff of residential and full general service customers. These include changes in the gas price at the transmission system entry point, as a result of the application of the new prices per basin established by the aforementioned ES Resolution No. 226/14, the transportation tariff as a consequence of the new tariff chart effective for gas transportation companies that reflect the terms of their 2008 signed provisional agreements establish, and MetroGAS’ distribution margin after the signing of the Provisional Agreement.

In accordance with the price scheme established by the Energy Secretariat through ES Resolution No. 226/14, three tariff levels are established for each period, which are to be applied to customers according to their consumption in a month/two-month period in relation to the same period of the previous year.

Customers that register a decrease in consumption of over 20% will continue with the same tariff level as that in effect until March 31, 2014. Customers that achieve a reduction between 5% and 20% will be charged a tariff approximately 50% lower in relation with the actual price variation, which will be applied to customers unable to reduce their consumption or whose reduction is below 5%.

Furthermore, ENARGAS Resolution N° I/2851 establishes that tariff charts applicable until March 31, 2014 shall still be applied to essential users (health care, public education religious institutions, etc.); and consumers eligible pursuant to Notes MPFIPyS N° 10/2009 from the Ministry of Federal Planning, Public Investment and Services dated August 13, 2009. Under that mechanism, the Licensee will also have different prices for the gas distribution service according to the customers’ consumption.

Considering the aforementioned, the real impact will depend on a variable beyond the Company’s control, which is the reduction in consumption customers may have, which also will not only depend on their individual actions aimed at reducing the use of gas, but also on the effects of weather factors on the compared periods.

However, based on the Company´s estimates, the effect of the tariff increases would enable MetroGAS to continue operating as a going concern.

3.	BASIS FOR PRESENTATION OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been issued in accordance with the Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE “) which adopt the IFRS issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

In accordance with Title IV of the Informative Periodic Regime, Chapter I, Informative Regime, Section I, General Dispositions, Article 1, point b.1) of CNV rules, the Company has opted for presenting its condensed interim separated financial statements in condensed foreseen in the International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared in accordance with the accounting policies that the Company expects to adopt in the annual consolidated financial statements as of December 31, 2014. Accounting policies are based on the IFRS issued by the IASB and the interpretations issued by the IFRIC that the Company expects will be applied as of that date.

These condensed consolidated interim financial statements are presented in thousands of pesos, except where expressly stated otherwise.

These condensed consolidated interim financial statements should be read together with the Company´s annual financial statements as of December 31, 2013 and comparatives.

The consolidated statement of profit and loss and other comprehensive income and the consolidated statement of cashflow for the three-month period finished on March 31, 2013, submitted for comparison purposes, include certain reclassifications in order to state them on a uniform basis with the statements as at December 31, 2013 and the current period.

These condensed consolidated interim financial statements have been approved by the Board of Directors for issuance on May 8, 2014.

The condensed consolidated interim financial statements for the three months periods ended March 31, 2014 and 2013 have not been audited. In the Company’s opinion these financial statements reflect all the adjustments necessary to be presented on a basis consistent with the annual consolidated financial statements.

4.	ACCOUNTING POLICIES

The accounting policies adopted for these condensed consolidated interim financial statements are consistent with the ones applied in the financial statements for the fiscal year ended on December 31, 2013 which are detailed in Note 4 to those financial statements.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of consolidated financial statements as of a specified date requires that the Company makes estimates and judgments that affect the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed at such date, as well as expenses and revenues for the period. The Direction of the Company makes estimates in order to be able to calculate at a specified time, for instance, the allowance for doubtful accounts, depreciation, recoverable value of assets, income tax charges and provision for contingencies. Actual future results may differ from the estimates and assessments made at the date of preparation of these condensed consolidated interim financial statements.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

For the preparation of these condensed consolidated interim financial statements, the key judgments made by the Company when applying its accounting policies and the sources of information used for the respective estimates are consistent with those that were applied in the consolidated financial statements for the fiscal year ended on December 31, 2013, which are detailed in Note 5 to those financial statements.

6.	FINANCIAL RISK MANAGEMENT

The business of the Company exposes the Company to various financial risks: market risk, credit risk and liquidity risk. No significant changes have occurred during the three-month period ended on March 31, 2014 in relation to financial risk factors and management policies with respect thereto, which are detailed in Note 6 to the consolidated financial statements as of December 31, 2013.

7.	FINANCIAL INSTRUMENTS

The tables below show the amounts carried for financial assets and financial liabilities by category of financial instrument, and a reconciliation with the line shown in the statement of financial position, as it may correspond.

	03.31.14
	Financial assets	Financial assets at	Total financial assets
Assets according to the statement of financial position	carried at amortised cost	fair value through profit or loss
Trade receivables	362,461	—	362,461
Other receivables	40,889	—	40,889
Cash and cash equivalents (excluding bank overdraft)	33,045	68,289	101,334

Total	436,395	68,289	504,684

Liabilities according to the statement of financial position	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,040	—	17,040
Trade payable	508,938	—	508,938
Other accounts payable	29,653	—	29,653
Financial debt	1,260,516	—	1,260,516

Total	1,816,147	—	1,816,147

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.13
	Financial assets	Financial assets at	Total financial assets
Assets according to the statement of financial position	carried at amortised cost	fair value through profit or loss
Trade receivables	339,257	—	339,257
Other receivables	32,191	—	32,191
Cash and cash equivalents (excluding bank overdraft)	62,976	53,616	116,592

Total	434,424	53,616	488,040

Liabilities according to the statement of financial position	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,040	—	17,040
Trade payable	461,589	—	461,589
Other accounts payable	10,751	—	10,751
Financial debt	953,124	—	953,124

Total	1,442,504	—	1,442,504

8.	INTERESTS IN SUBSIDIARIES

The table below shows the Company’s consolidated controlling interest:

Directly controlled company	Percentage of capital stock and voting rights held
	03.31.14	12.31.13
MetroENERGÍA	95%	95%

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

MetroENERGÍA’s corporate purpose is to carry out purchase and sales transactions and/or transportation services of natural gas for its own account, on behalf of or in association with third parties.

We have used the latest financial statements available at the end of every period or fiscal year of the Company.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The attributable to Non-controlling interest decided at the General Ordinary Shareholders’ Meeting, dated March 26, 2014, to maintain their commitment by means of which they have renounced for the collection of dividends for as long as the financial debt of MetroGAS S.A. arising as a result of the restructuring and/or refinancing of the outstanding debt is cancelled, pursuant to which the dividends approved to Ps. 57,341 thousand shall be paid in full to the major shareholder, MetroGAS.

9.	SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting prepared by the Chief Operating Decision Maker, for the purpose of resource allocation and performance assessment of the segment.

The primarily segments operated by the Company relate to the provision of the service of distribution of gas and, through MetroENERGÍA, of commercialization and/or transportation of natural gas for its own account, on behalf of or, in association with third parties.

	03.31.14
	MetroGAS	MetroENERGIA	Adjustments and eliminations	Total
	Distribution	Trading
Revenues	202,317	256,624	(4,604)	454,337
Gross (loss) profit	(74,194)	20,200	(14,774)	(68,768)
Income on investments in companies	14,773	—	(14,773)	—
Finance income	2,760	2,562	—	5,322
Finance cost	(263,075)	(3,477)	—	(266,552)
Result before income tax	(334,509)	19,285	(14,774)	(329,998)
Income tax and minimum presumed income tax (“MPIT”)	(6,274)	(6,752)	—	(13,026)
Total net and comprehensive result for the period	(340,783)	12,533	(14,774)	(343,024)
Total assets	2,236,489	209,160	(78,862)	2,366,787
Total liabilities	2,156,038	196,316	(66,660)	2,285,694
Depreciation of PP&E and investment property	(21,038)	—	—	(21,038)
Increase in PP&E	31,312	—	—	31,312
Investments in subsidiaries	12,201	—	(12,201)	—

	03.31.13
	MetroGAS	MetroENERGIA	Adjustments and eliminations	Total
	Distribution	Trading
Revenues	240,662	48,125	82,672	371,459
Gross (loss) profit	73,600	11,775	(94,022)	(8,647)
Income on investments in companies	6,630	—	(6,630)	—
Finance income	1,918	897	—	2,815
Finance cost	(55,130)	(1,835)	—	(56,965)
Result before income tax	690,566	10,737	(6,630)	694,673
Income tax and minimum presumed income tax (“MPIT”)	(244,315)	(3,758)	—	(248,073)
Total net and comprehensive result for the period	446,251	6,979	(6,630)	446,600
Total assets	2,219,447	113,327	(58,180)	2,274,594
Total liabilities	1,606,898	86,563	(32,754)	1,660,707
Depreciation of PP&E and investment property	(19,740)	—	—	(19,740)
Increase in PP&E	31,918	—	—	31,918
Investments in subsidiaries	25,426	—	(25,426)	—

The accounting policies for these reporting segments are the same ones followed by the Company and detailed in Note 4 to the consolidated financial statements as of December 31, 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

10.	PROPERTIES, PLANT AND EQUIPMENT

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	AMOUNT	ACCUMULATED AT END OF PERIOD	NET BOOK VALUE 03-31-14	NET BOOK VALUE 12-31-13
Land	15,654	—	—	—	15,654	—	—	—	—	15,654	15,654
Building and civil constructions	71,833	—	1,332	—	73,165	27,559	—	351	27,910	45,255	44,274
High pressure mains	296,067	—	24,549	—	320,616	199,800	—	1,144	200,944	119,672	96,267
Medium and low pressure mains	1,910,404	—	14,971	—	1,925,375	645,791	—	10,899	656,690	1,268,685	1,264,613
Pressure regulating stations	82,456	—	—	—	82,456	44,216	—	689	44,905	37,551	38,240
Consumption measurement installations	360,055	—	6,638	(1,586)	365,107	188,599	(944)	3,450	191,105	174,002	171,456
Other technical installations	55,189	—	—	—	55,189	48,231	—	194	48,425	6,764	6,958
Machinery, equipment and tools	30,797	—	1,455	—	32,252	27,374	—	166	27,540	4,712	3,423
Computer and telecommunications equipment	226,673	—	3	—	226,676	180,926	—	3,516	184,442	42,234	45,747
Vehicles	13,215	—	—	—	13,215	10,309	—	259	10,568	2,647	2,906
Furniture and fixtures	5,476	—	—	—	5,476	5,464	—	1	5,465	11	12
Materials	41,582	6,009	(4,024)	(1,791)	41,776	—	—	—	—	41,776	41,582
Gas in pipelines	214	—	—	—	214	—	—	—	—	214	214
Work in progress	77,276	25,303	(45,561)	—	57,018	—	—	—	—	57,018	77,276
Distribution network extensions constructed by third parties	67,454	—	637	—	68,091	17,575	—	339	17,914	50,177	49,879

Subtotal	3,254,345	31,312	—	(3,377)	3,282,280	1,395,844	(944)	21,008	1,415,908	1,866,372	1,858,501

Allowance for obsolescence of materials	(3,183)	(3,454)	—	4	(6,633)	—	—	—	—	(6,633)	(3,183)
Allowance for disposal of Properties, plant and equipment	(5,715)	(784)	—	5	(6,494)	—	—	—	—	(6,494)	(5,715)

Total as of March 31, 2014	3,245,447	27,074	—	(3,368)	3,269,153	1,395,844	(944)	21,008	1,415,908	1,853,245

Total as of December 31, 2013	3,103,668	159,227	—	(17,448)	3,245,447	1,322,738	(7,862)	80,968	1,395,844		1,849,603

As mentioned in Note 2.8.1 to the consolidated financial statements as of December 31, 2013, according to the license, a substantial portion of the Properties, plant and equipment are defined as “Essential Assets” and there are certain restrictions over them described in the mentioned note.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

11.	INVESTMENT PROPERTIES

	ORIGINAL VALUE		DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	ANNUAL RATE	AMOUNT	ACCUMULATED AT END OF PERIOD	NET BOOK VALUE 03-31-14	NET BOOK VALUE 12-31-13
Land	1,847	1,847	—	—	—	—	1,847	1,847
Building	5,971	5,971	2,479	2.00%	30	2,509	3,462	3,492

Total as of March 31, 2014	7,818	7,818	2,479		30	2,509	5,309

Total as of December 31, 2013	7,818	7,818	2,359		120	2,479		5,339

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

12.	TRADE RECEIVABLES

	03.31.14	12.31.13
Current

Trade receivables	262,549	231,514
Unbilled revenues	107,725	110,877
Related parties	1,760	1,366
Tax on banking transactions to be recovered	8,443	9,875
Allowance for doubtful accounts	(18,016)	(14,375)

Total Current	362,461	339,257

The aging analysis of the trade receivables is as follows:

	03.31.14	12.31.13
-Past due
under 3 months	42,628	37,476
from 3 to 6 months	13,268	5,620
from 6 to 9 months	4,092	6,107
from 9 to 12 months	2,226	2,051
from 1 to 2 years	4,616	5,056
more than 2 years	11,519	8,935

Subtotal	78,349	65,245

-Becoming due
under 3 months	295,782	280,980
from 3 to 6 months	2,124	2,469
from 6 to 9 months	2,111	2,469
from 9 to 12 months	2,111	2,469

Subtotal	302,128	288,387

Allowance for doubtful accounts	(18,016)	(14,375)

Total	362,461	339,257

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	03.31.14	12.31.13
Pesos	200,462	225,010
US$	161,999	114,247

Total	362,461	339,257

The roll forward of the allowance for doubtful accounts is as follow:

	03.31.14	12.31.13
Balance at beginning of year	14,375	15,447
Revaluation of foreign currency	3,998	—
Increases (recoveries) (*)	(377)	6,148
Decreases	20	(7,220)

Balance at end of period / year	18,016	14,375

(*)	Charged to Doubtfull account expenses (see Note 24. Expenses by nature)

13.	OTHER RECEIVABLES

	03.31.14	12.31.13
Non current:

Related parties	4,639	3,631
Pension and tax credits	854	—
Expenses paid in advance	99	2

Subtotal non current	5,592	3,633

Current:

Advances to employees	109	233
Insurance paid in advance	54	196
Expenses paid in advance	7,292	1,035
Trust Fund Decree No. 2407	3,964	17,098
Pension and tax credits	8,012	200
Expenses recoverable	3,240	793
Related parties	1,230	615
Advances to suppliers	8,773	2,911
Miscellaneous	2,623	5,477

Subtotal current	35,297	28,558

Total	40,889	32,191

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The aging analysis of the other receivables is as follows:

	03.31.14	12.31.13
-Past due
under 3 months	1,537	4,661
from 3 to 6 months	126	134
from 6 to 9 months	113	156
from 9 to 12 months	150	171
from 1 to 2 years	431	415
more than 2 years	553	479

Subtotal	2,910	6,016

-Without due	22	22

-Becoming due
under 3 months	27,362	21,690
from 3 to 6 months	2,233	478
from 6 to 9 months	1,952	266
from 9 to 12 months	818	86
from 1 to 2 years	953	2
more than 2 years	4,639	3,631

Subtotal	37,957	26,153

Total	40,889	32,191

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	03.31.14	12.31.13
Pesos	30,163	28,035
US$	10,186	4,156
Libra esterlina	540	—

Total	40,889	32,191

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

14.	CASH AND CASH EQUIVALENTS

In order to be considered for the consolidated statements of cash flows, cash and cash equivalents is as follows:

	03.31.14	12.31.13
Cash and banks	33,045	62,976
Mutual funds	68,289	53,616

Total	101,334	116,592

The carrying amount of the Company’s cash and cash equivalents is denominated in the following currencies:

	03.31.14	12.31.13
Pesos	99,493	115,078
US$	1,739	1,431
Libra esterlina	53	43
Euros	33	27
Reales	16	13

Total	101,334	116,592

From cash and cash equivalents as of March 31, 2014 and December 31, 2013, Ps. 99,774 thousand and Ps. 77,273 thousand, respectively correspond to balances pending to be deposit for Trust Funds, Resolution I-2621/2013 and Trust Fund Decree No. 2407 that were deposited the following month.

15.	ISSUED CAPITAL

As of March 31, 2014, the capital stock of MetroGas amounts to Ps. 569,171 thousand, which is fully subscribed, registered and paid-in and it is composed of the following classes of shares:

Classes of shares	Subscribed, registered and paid in (thousands of Ps.)
Outstanding:
Common certified shares, of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock at 03.31.14	569,171

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

16.	OTHER TAXES PAYABLES

	03.31.14	12.31.13
Non current:
Others taxes	7,613	7,898

Total non current	7,613	7,898

Current:
Value added tax	9,538	21,569
GCABA study, revision and inspection of works	31,510	28,973
in public space levy
Tax GNC	4,780	4,954
Turnover tax	5,264	6,365
Provincial and municipal taxes	21,424	29,140
Hydric infraestructure rate	2,975	1,515
Others taxes	1,779	1,641

Total current	77,270	94,157

Total	84,883	102,055

The carrying amount of the Company’s other taxes payables are denominated in pesos.

17.	FINANCIAL DEBT

	03.31.14	12.31.13
Non current:
Negotiable Obligations	1,151,855	931,351
Negotiable Obligations related parties	28,269	21,375
Interest to be capitalized	17,057	—

Total Non current	1,197,181	952,726

Current:
Negotiable Obligations Interest to be paid	17,058	398
Related parties	46,277	—

Total Current	63,335	398

Total	1,260,516	953,124

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The table below shows the changes occurred in the balance of financial debt as of March 31, 2014:

03.31.14
Balance at beginning of year	953,124
YPF loan	45,000
Accrued interest at effective interest rate	45,913
Exchange loss	216,597
Interest payment	(118)

Balance at end of period	1,260,516

Negotiable Obligations

Information related with notes is detailed in Note 17 to the consolidated financial statements as of December 31, 2013.

No event of default has occurred as of March 31, 2014. During the present period the Company has complied with the terms and covenants established under the Offering Circular.

On January 29, 2014, MetroGAS issued:

•	Notes of Capitalization

•	Additional Series A-L December 2013: U$S 3,516,500

•	Additional Series A-U December 2013: U$S 371,456

On April 28, 2014, the MetroGAS Board decided by a majority of votes to pay in cash interest for up to U$S 4,750,000, capitalize the remaining amount of the portion subject to capitalization of interest due and payable on June 30, 2014 and issue Additional Negotiable Obligations for said capitalization.

Related parties

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF. YPF’s credit facility proposal has a BADLAR cost plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of March 31, 2014 the Company has made use Ps. 45,000 thousand of this facility.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

18.	REORGANIZATION LIABILITIES

	03.31.14	12.31.13
Taxes payable	16,262	16,262
Trade payables	181	181
Salaries and social security	597	597

Total	17,040	17,040

The carrying amount of the Company’s reorganization liabilities are denominated in pesos.

19.	PROVISIONS

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 12.31.13	37,877	9,027	11,400	58,304
Increases (recoveries) of the period (*)	11,149	(55)	—	11,094

Balance at 03.31.14	49,026	8,972	11,400	69,398

(*)	Include in Other income and expenses (see Note 25).

20.	TRADE PAYABLES

	03.31.14	12.31.13
Gas and transportation creditors	205,661	187,097
Other purchases and services creditors	81,127	77,117
Trust Fund Decree No. 2407	1,600	—
Trust Funds	98,029	77,147
Related parties	122,376	120,102
Resolution I-2621/2013	145	126

Total	508,938	461,589

The carrying amount of the Company’s trade payables are denominated in the following currencies:

	03.31.14	12.31.13
Pesos	413,502	388,536
U$S	94,888	72,963
Euros	—	90
Libras esterlinas	548	—

Total	508,938	461,589

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

21.	SALARIES AND SOCIAL SECURITY

	03.31.14	12.31.13
Salaries	2,430	6,429
Social security	8,798	13,514
Related parties	2,012	5,249
Thirteenth month salary provision	6,454	—
Vacation provision	27,809	22,855
Bonus provision	6,589	12,819
Others	1,129	144

Total	55,221	61,010

The carrying amount of the Company’s salaries and social security are denominated in pesos.

22.	OTHER ACCOUNTS PAYABLE

	03.31.14	12.31.13
Directors fees	150	—
Payables for works on behalf of third parties	27,139	8,475
Fines ENARGAS	2,276	2,276
Miscellaneous	88	—

Total	29,653	10,751

The carrying amount of the Company’s other accounts payable is denominated in pesos.

23.	REVENUES

	For the three months period ended
	03.31.14	03.31.13
Gas sales	147,979	150,145
MetroENERGÍA’s gas sales and transportation	247,131	131,969
Transportation and distribution services	44,154	50,192
Other sales	5,580	4,662
Natural gas liquids processing	—	31,360
MetroENERGíA’s other revenues	9,493	3,131

Total	454,337	371,459

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

24.	EXPENSES BY NATURE

	For the three months period ended
	03.31.14				03.31.13
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	30,994	26,323	20,338	77,655	55,792
Social security contributions	6,473	4,153	4,359	14,985	11,388
Cost of natural gas	253,161	—	—	253,161	145,261
Transportation of natural gas and processed natural gas	51,034	—	—	51,034	51,710
Directors´and members of Surveillance committee fee	—	450	—	450	335
Fees for professional services	81	1,913	80	2,074	1,435
Sundry materials	5,906	—	—	5,906	2,238
Fees for sundry services	5,245	3,959	10,146	19,350	14,149
Postage and telephone	88	706	7,129	7,923	5,993
Leases	28	475	595	1,098	779
Transportation and freight charges	—	858	—	858	573
Office materials	165	319	54	538	374
Travelling expenses	106	86	53	245	233
Insurance premium	—	2,066	—	2,066	1,868
Fixed assets maintenance	12,169	9,002	117	21,288	16,120
PP&E and Investment properties depreciation	17,184	3,854	—	21,038	19,740
Taxes, rates and contributions	8,148	11,141	12,302	31,591	43,162
Publicity	—	—	246	246	175
Doubtful accounts	—	—	(377)	(377)	2,930
Bank expenses and commissions	—	132	2,840	2,972	2,698
Others expenses	582	48	504	1,134	2,381

Total as of March 31, 2014	391,364	65,485	58,386	515,235

Total as of March 31, 2013	280,257	43,366	55,711		379,334

The expenses included in the above table are net of the Company’s own expenses capitalized in properties, plant and equipment for Ps. 2,359 thousand at March 31, 2014 and for Ps. 2,980 thousand at March 31, 2013.

25.	OTHER INCOME AND EXPENSES

	For the three months period ended
	03.31.14	03.31.13
Leases	405	—
Publicity	300	500
Other income	1,904	252
Revenues from rendering services to related parties	615	—
Increases in provisions for contingencies	(11,094)	(1,524)

	(7,870)	(772)

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

26.	NET FINANCE RESULTS

Finance income

	For the three months period ended
	03.31.14	03.31.13
Financial assets at fair value	4,110	2,815
Other holding results	83	—
Exchange difference on cash and cash equivalents	1,129	—

	5,322	2,815

Finance costs

	For the three months period ended
	03.31.14	03.31.13
Exchange difference on financial debt	216,597	30,154
Exchange difference on cash and cash equivalents	—	1,688
Interest on financial debt	45,913	22,436
Others	4,042	2,687

	266,552	56,965

27.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The following table shows the changes and breakdown of deferred income tax assets and liabilities:

MetroGAS

Deferred income tax assets

				Total deferred
	Trade receivables	Provisions	Others	tax assets
Balances at 12.31.13	81,298	21,235	(59)	102,474
Movements of the period	6,931	3,882	(1,105)	9,708

Balances at 03.31.14	88,229	25,117	(1,164)	112,182

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Deferred income tax liabilities

	Properties, plant and equipment	Financial debt	Others	Total deferred tax liabilities	Total net deferred tax liabilities
Balances at 12.31.13	(225,430)	(101,389)	(394)	(327,213)	(224,739)
Movements of the period	4,154	(19,170)	15	(15,001)	(5,293)

Balances at 03.31.14	(221,276)	(120,559)	(379)	(342,214)	(230,032)

MetroENERGÍA

Deferred income tax assets

	Trade receivables	Others	Total
Balances at 12.31.13	1,645	(538)	1,107
Movements of the period	1,392	65	1,457

Balances at 03.31.14	3,037	(473)	2,564

Below is the reconciliation between the income tax charged to results and the amount resulting from the application of the corresponding tax rate to the accounting result before income tax:

	For the three months period ended
	03.31.14	03.31.13
Income tax expense on pre tax income	115,499	(243,136)
Tax effect due to:
Non deductible expenses and non taxable income	(104)	(1,185)
Tax loss carry forwards not recognized	(127,440)	—
Minimum presumed income tax not recognized	(981)	(3,752)

Total income tax charged to results	(13,026)	(248,073)

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Below is the reconciliation between the tax charged to results and the income tax determined for fiscal purposes:

	For the three months period ended
	03.31.14	03.31.13
Income tax determined for fiscal purposes MetroGAS	127,440	(158,161)
MetroENERGÍA’s income tax	(8,209)	(4,007)
Temporary differences	(3,836)	(82,153)
Minimum presumed income tax not recognized	(981)	(3,752)
Tax loss carry forwards not recognized	(127,440)	—

Total income tax	(13,026)	(248,073)

The remaining tax losses carry-forward considering the three months estimation for the period ended of March 31, 2014 amounted to Ps. 199,210 thousand and were not recognized in the financial statements at the end of the period. That tax loss carry-forward of Ps. 68,769 thousand and Ps. 130,441 thousand, respectively, could be offset against future results expiring in 2017 and 2019, respectively.

In addition, the tax credit on minimum presumed income tax not recognized in the financial statements as of March 31, 2014 amounted to Ps. 130,225 thousand, expiring between the years 2014 and 2024.

28.	NET RESULT PER SHARE

The following table shows the net results and the number of shares that have been used to calculate the net basic result per share:

	For the three months period ended
	03.31.14	03.31.13
Net result for the period attributable to controlling interest	(340,783)	446,251
Average of common shares outstanding	569,171	569,171

Net basic and diluted result per share	(0.60)	0.78

29.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

The information related to changes in the Company’s control is detailed in Note 2.1 to the consolidated financial statements as at December 31, 2013.

The information described in the following charts shows the balances with related companies as of March 31, 2014 and December 31, 2013, as well as operations with these companies for the three months period ended on March 31, 2014 and 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the three months period ended
	03.31.14				03.31.13
	Gas & transportation sales	Gas purchases	Other net income	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	—	—	615	—	—	—	—	—

Related parties:
Apache Energía Argentina S.R.L.	—	462	—	—	—	—	—	—
Central Dock Sud S.A.	3,052	—	—	—	2,914	—	—	—
YPF S.A.	4	32,868	—	—	4	11,384	311	—
Operadora de Estaciones de Servicios S.A.	264	—	—	—	300	—	—	—
Astra Evangelista S.A.	11	—	—	—	6	—	—	—
ENARSA	—	768	—	—	—	—	—	—

Key directors and management:	—	—	—	4,548	—	—	—	4,780

	3,331	34,098	615	4,548	3,224	11,384	311	4,780

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	03.31.14
							Salaries and social
	Trade receivables	Other receivables		Trade payable	Financial debt		security
	Current	Current	Non current	Current	Corrientes	Non current	Current
Controlling company
Gas Argentino	—	1,230	4,639	—	—	—	—

Related parties:
Apache Energía Argentina S.R.L.	—	—	—	2,769	—	—	—
Central Dock Sud S.A.	1,241	—	—	—	—	—	—
Operadora de Estaciones de Servicios S.A.	516	—	—	—	—	—	—
YPF S.A.	(8)	—	—	106,270	46,277	28,269	—
Astra Evangelista S.A.	11	—	—	—	—	—	—
ENARSA	—	—	—	13,337	—	—	—

Key directors and management:	—	—	—	—	—	—	2,012

	1,760	1,230	4,639	122,376	46,277	28,269	2,012

	12.31.13
						Salaries and social
	Trade receivables	Other receivables		Trade payable	Financial debt	security
	Current	Current	Non current	Current	Non current	Current
Controlling company
Gas Argentino	—	615	3,631	—	—	—

Related parties:
Central Dock Sud S.A.	1,090	—	—	—	—	—
Operadora de Estaciones de Servicios S.A.	263	—	—	—	—	—
YPF S.A.	(2)	—	—	104,864	21,375	—
Astra Evangelista S.A.	15	—	—	—	—	—
ENARSA	—	—	—	15,238	—	—

Key directors and management:	—	—	—	—	—	5,249

	1,366	615	3,631	120,102	21,375	5,249

Outstanding amounts have not been guaranteed and will be paid in cash. No guarantees have been given or received. No expenses have been recognized in the current or former periods with respect to uncollectible or doubtful accounts in relation to amounts owed by related parties.

Additionally, in the ordinary course of business, and considering that the Licensee operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, the Company’s customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors.

Also, as mentioned in Note 2.5.1 to the consolidated financial statements as of December 31, 2013 and pursuant to Resolution I-2621/2013 of ENARGAS, MetroGAS currently bills on behalf and for the account of ENARSA the injected volumes in relation to CNG as from June 2013. The net balance of this operation as of March 31, 2014 is shown in Note 20.

Furthermore, as explained in Note 2.6 to the consolidated financial statements as of December 31, 2013, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 20.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Finally, as described in Note 2.4.2 to the consolidated financial statements as of December 31, 2013, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 13 and 20.

30.	SUBSEQUENT EVENTS

MetroGAS’ shareholders decided in the Meeting held on April 28, 2014 to proceed with the mandatory reduction of the corporate capital. Therefore, they partially affected from the negative cumulative results of the year ended December 31, 2013 Ps. 45,376 thousands against the legal reserve and Ps. 684,769 thousands to capital adjustment, maintaining a balance of Ps. 147,937 thousands in Retained Earnings.

However, the actions taken to reverse the situation as at December 31, 2013, where MetroGAS was included within the provisions of article 206 of Law 19,550 of Argentine Corporation Law, should negative results continue during 2014, MetroGAS shall take additional measures to reconstitute its equity.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Argentine Economic Context and its impact on the Company

Note 2 to the consolidated financial statements as of December 31, 2013, include a detailed description of the economic and regulatory context and of the impact of Emergency Law and regulations thereunder on the Company.

These circumstances have been taken into account by the Management of the Company when making any significant accounting estimates included in these consolidated financial statements, which include estimates for the recoverable value of non-current assets. For this purpose, the Company prepares from time to time an economic and financial forecast on the basis of alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 5.

General

Company’s sales have been highly influenced by weather conditions prevailing in Argentina. Natural gas demand, and consequently sales, are considerably higher during winter months (from May to September) due to the gas volumes sold and the rates mix affecting sales revenues and gross margin.

On account of regulatory changes (see Note 2.4.3 to the consolidated financial statements as of December 31, 2013), on April 20, 2005 the Board of Directors of MetroGAS resolved to create MetroENERGÍA, a corporation whose equity is owned 95% by MetroGAS and whose corporate purpose is to engage, on its own account and on behalf of or in association with third parties, in the sale and purchase and/or transportation of natural gas.

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting in readjust prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point (see Note 2.1).

Analysis of transactions for the three months period ended March 31, 2014 and 2013

The sales of the Company for the three months period ended March 31, 2014 increased by 22.3%, and operating costs rose by 39.6% as compared with the same period in previous fiscal year, as a result of which gross profit decreased by Ps. 28,229 thousand, to Ps. 62,973 thousand during the period ended on March 31, 2014, as compared with Ps. 91,202 thousand shown for the same period in the preceding fiscal year.

Administrative expenses increased by 51.0%, to Ps. 43,366 thousand during the three months period ended on March 31, 2013, as compared with Ps. 65,485 thousand shown for the current period, and selling expenses increased by 4.8%, from Ps. 55,711 thousand, during for the three months period ended March 31, 2013, to Ps. 58,386 thousand shown for the same period of the present fiscal year.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Consequently, during the three months period ended March 31, 2014 an operating loss of Ps. 68,768 thousand was recorded, as compared to an operating loss of Ps. 8,647 thousand for the same period in previous fiscal year.

During the three months period ended March 31, 2014 net financial results was a loss of Ps. 261,230 thousand, as compared with a loss of Ps. 54,150 thousand sustained in the same period in previous fiscal year.

Also, during the three-month period ended on March 31, 2013 the Company registered a gain from reorganization debt detailed in Note 17 to the consolidated financial statements as at December 31, 2013.

Consequently, the Company’s net loss for the three months period ended March 31, 2014 amounted to Ps. 343,024 thousand, as compared to a net gain of Ps. 446,600 thousand for the same period in previous fiscal year.

Results of Operations and Financial Condition

Sales

Total consolidated sales increased by 22.3% during the three months period ended March 31, 2014, and amounted to Ps. 454,337 thousand, as compared with Ps. 371,459 thousand shown for the same period in previous fiscal year.

The increase in sales for the three months period ended on March 31, 2014 was mainly derived from MetroENERGÍA sales, partially offset by lower processing natural gas sales, sales of transportation and distribution services MetroGAS and residential customers.

MetroGAS gas sales to residential customers decreased by 2.7%, from Ps. 129,840 thousand to Ps. 126,363 thousand for the three months period ended on March 31, 2013 and 2014, respectively, mainly to the decrease of 8.7% in the volumes delivered in the three months period ended on March 31, 2014 as compared with the same period in previous fiscal year.

MetroGAS gas sales to industrial and commercial customers and governmental entities increased by 6.5%, to Ps. 21,616 thousand during the three months period ended on March 31, 2014 from Ps. 20,305 thousand during the same period in previous fiscal year, mainly to the increase of 3.7% on account of an increase in volumes delivered.

Sales of transportation and distribution services to power stations decreased by 18.4%, from Ps. 27,884 thousand during the three months period ended on March 31, 2013, to Ps. 22,745 thousand for the same period of the present fiscal year, mainly on account of a decrease of a 28.7% in volumes delivered, partially offset by an increase in average prices of sale.

On the other hand, sales of transportation and distribution services to industrial and commercial customers and governmental entities decreased by 5.0%, from Ps. 13,729 thousand during the three months period ended on March 31, 2013 to Ps. 13,044 thousand for the present period, mainly on account the increased average prices partially offset by a 1.4% fall in delivered volumes.

As from July 2013, MetroGAS discontinued the processing of natural gas to obtain hydrocarbons at the General Cerri plant. One month later, in August 2013, an agreement was reached with Transportadora Gas del Sur (“TGS”) to assign those hydrocarbons at the head of the TGS gas pipeline in Exchange of a monthly rate.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

MetroENERGÍA gas sales during the three months period ended on March 31, 2014 amounted to Ps. 247,131 thousand increased by 87.3% as compared with the same period in previous fiscal year amounted to Ps. 131,969 thousand. This increase was mainly due to an increase in average prices.

The table below shows the consolidated sales of the Company by type of service and customer categories for the three months periods ended on March 31, 2014 and 2013, in thousands of pesos:

	For the three months period ended March 31, 2014	% of Sales	For the three months period ended March 31, 2013	% of Sales
MetroGAS
Gas sales:
Residential	126,363	27.8	129,840	35.0
Industrial, Commercial and Governmental	21,616	4.8	20,305	5.5

Subtotal	147,979	32.6	150,145	40.4

Transportation and Distribution Services
Power Plants	22,745	5.0	27,884	7.5
Industrial, Commercial and Governmental	13,044	2.9	13,729	3.7
Compressed Natural Gas	8,365	1.8	8,579	2.3

Subtotal	44,154	9.7	50,192	13.5

Processed Natural Gas	—	—	31,360	8.4
Other Gas Sales and Transportation and Distribution Services	5,580	1.2	4,662	1.3

MetroENERGÍA
Gas and transportation sales	247,131	54.4	131,969	35.5
Other income	9,493	2.1	3,131	0.8

Total of Sales	454,337	100.0	371,459	100.0

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below presents the volumes of sales of natural gas and transportation and distribution services by MetroGAS by customer category for the three months periods ended on March 31, 2014 and 2013, in millions of cubic meters:

	For the three months period ended March 31, 2014	% of Volumes of gas delivered	For the three months period ended March 31, 2013	% of Volumes of gas delivered
Gas sales:
Residential	220.1	13.7	241.1	11.9
Industrial, Commercial and Governmental	77.9	4.8	75.1	3.7

Subtotal	298.0	18.5	316.2	15.6
Transportation and Distribution Services
Power Plants	914.8	56.9	1,282.8	63.2
Industrial, Commercial and Governmental	194.6	12.1	197.4	9.7
Compressed Natural Gas	119.9	7.5	121.2	6.0

Subtotal	1,229.3	76.5	1,601.4	78.9

Processed Natural Gas	—	—	34.8	1.7

Other Gas Sales and Transportation and Distribution Services	80.3	5.0	78.5	3.8

Total delivered volume by MetroGAS	1,607.6	100.0	2,030.9	100.0

Total gas and transportation delivered volume by MetroENERGÍA	214.2	100.0	259.8	100.0

Operating Costs

Operating costs increase to 39.6% amounted to Ps. 391,364 thousand for the three months period ended on March 31, 2014, respect to Ps. 280,257 thousand during the same period in previous fiscal year. This variation was mainly due to increase in gas purchase costs and in salaries and social security charges, other materials and fixed assets maintenance and repair, which were partially offset by decreased taxes, contributions and charges and gas transportation costs.

The costs of natural gas purchases increased by 74.3%, from Ps. 145,261 thousand for the three months period ended on March 31, 2013 to Ps. 253,161 thousand during the same period of the present fiscal year, mainly as a result of increased in average price gas purchased by MetroENERGÍA. During the three months period ended on March 31, 2014, 355 million cubic meters were purchased by MetroGAS, and 214 million cubic meters by MetroENERGÍA, which as a whole represent a 6.6% decrease with respect to gas volumes purchased in the same period in previous fiscal year.

Gas transportation costs decreased by 1.3% during the three months period ended on March 31, 2014 as compared with the same period in previous fiscal year.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below shows the operating costs and expenses of the Company by type of expenses for the three months periods ended on March 31, 2014 and 2013, in thousands of pesos:

	For the three months period ended March 31, 2014	% of Total Operating Costs	For the three months period ended March 31, 2013	% of Total Operating Costs
Cost of gas	253,161	64.7	145,261	51.8
Gas transportation	51,034	13.0	51,710	18.4
Depreciation of cost PP&E and Inv prop	17,184	4.4	16,506	5.9
Payroll and social contributions	37,467	9.6	25,129	9.0
Fixed assets maintenance	12,169	3.1	9,914	3.5
Sundry materials	5,906	1.5	2,238	0.8
Fees for sundry services	5,245	1.3	6,069	2.2
Taxes, rates and contributions	8,148	2.1	20,726	7.4
Other operating expenses	1,050	0.3	2,704	1.0

Total	391,364	100.0	280,257	100.0

Administrative Expenses

Administrative expenses increased by 51.0%, from Ps. 43,366 thousand for the three months period ended on March 31, 2013 to Ps. 65,485 thousand for the current period. This increase was mainly due to the increase in taxes, rates and contributions and commissions, in fees for sundry services, in fixed assets maintenance, payroll and social contributions and in depreciation of PP&E and Inv. prop.

Selling Expenses

Selling expenses increased by 4.8%, from Ps. 55,711 thousand for the three months period ended on March 31, 2013 to Ps. 58,386 thousand for the current period. This increase was mainly due to the increase in payroll and social contributions, in fees for sundry services, in post and telecommunication expenses, partially offset by the decrease in doubtful account charge and the reduction taxes, rates and contributions.

Other income and expenses

Other income and expenses amounted to a loss of Ps. 772 thousand for three months the period ended March 31, 2013, and a loss of Ps. 7,870 thousand in the current period, mainly due to increase of provisions in the current period.

Net Financial Results

During the three months period ended on March 31, 2014 net financial results was a loss of Ps. 261,230 thousand, as compared to a Ps. 54,150 thousand loss for the same period in previous fiscal year. This change in net financial results was mainly due to the increase in the variation of the exchange rate in the present period compared to the same period of the previous year and at a lesser extent, to an increase in accrued financial interest from the financial debt restructuring affected in the current year under reorganization proceedings.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Income Tax

During the three months period ended on March 31, 2014 the Company accrued an loss income tax charge of Ps. 13,026 thousand, as compared with a loss of Ps. 248,073 thousand shown for the same period in previous fiscal year. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring referred to in the preceding paragraph.

Net Cash Flows from Operating Activities

Net cash flows from operating activities for the three months period ended on March 31, 2014 amounted to Ps. 29,957 thousand, as compared with Ps. 24,501 thousand for the same period in previous fiscal year. This change was mainly due to decrease in cash flows from operating results and decrease in funds generated by working capital during the current period with respect to the same period in previous fiscal year.

Net Cash Flows from Investing Activities

Net cash flows from investment activities amounted to Ps. 31,312 thousand for the three months period ended on March 31, 2014, due to an increase in fixed assets, as compared with Ps. 31,918 thousand for the same period in previous fiscal.

Net Cash Flows from Financing Activities

Net cash flows from financing activities amounted to Ps. 44,882 thousand for the three months period ended on March 31, 2014 mainly due to the credit facility agreement with YPF MetroGAS entered in the present period compared with Ps. 1,866 thousand for the funds used in the same period of the previous fiscal year corresponding to the partial payment of interests from the restructuring of debt under the reorganization proceeding.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Liquidity and Capital Resources

Financing

As of March 31, 2014, the financial debt accounted for by Company amounted to Ps. 1,260,516 thousand. Also, nominal debt amounted to U$S 329,453 thousand.

In compliance with the arrangement made with creditors under the reorganization proceedings, on January 11, 2013 MetroGAS proceeded to exchange the existing Notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes (see Note 17 to the consolidated financial statements).

Comparative Structure of Condensed Interim Consolidated Statement of financial position (1)

Condensed Interim Consolidated Statement of financial positions as of March 31, 2014 and December 31, 2013.

	03.31.14	12.31.13
	Thousands of Ps .
Non current Assets	1,867,695	1,860,591
Current assets	499,092	484,407

Total assets	2,366,787	2,344,998

Non current Liabilities	1,521,264	1,260,707
Current Liabilities	764,430	660,174

Total Liabilities	2,285,694	1,920,881
Non-controlling interest	642	2,883
Equity attributable to the owners	80,451	421,234

Total Liabilities and Shareholders’ Equity	2,366,787	2,344,998

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Condensed Interim Consolidated Structure of Profit and loss and other comprehensive income (1)

Condensed Interim Consolidated Statements of Profit and loss and other comprehensive income for the three months periods ended on March 31, 2014 and 2013.

	03.31.14	03.31.13
	Thousands of Ps .
Revenues	454,337	371,459
Operating costs	(391,364)	(280,257)

Gross profit	62,973	91,202
Administration expenses	(65,485)	(43,366)
Selling expenses	(58,386)	(55,711)
Other income and expenses	(7,870)	(772)

Operating loss	(68,768)	(8,647)
Finance income	5,322	2,815
Finance cost	(266,552)	(56,965)

Net financial results	(261,230)	(54,150)
Debt restructuring result	—	757,470

Result before income tax	(329,998)	694,673

Income tax and MPIT	(13,026)	(248,073)

Net and comprehensive result	(343,024)	446,600

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Statistical Data

The information shown below makes reference to the three months periods ended on March 31, 2014 and 2013.

	03.31.14	03.31.13
	Millions of CM
Gas purchased by MetroGAS	335	388
Gas contracted by third parties	1.418	1.821

	1.753	2.209

Volume of gas withheld:
- Transportation	(101)	(129)
- Loss in distribution	(44)	(47)
- Transportation and processing of natural gas		(2)

Volume of gas delivered by MetroGAS	1.608	2.031

Volume of gas purchased and delivered by MetroENERGIA on its own behalf	214	200

Comparative Indices (1)

The information below makes reference to the periods ended on March 31, 2014 and 2013.

	03.31.14	03.31.13
Liquidity	0.65	0.84
Solvency	0.04	0.37
Inmobilization	0.79	0.79

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Additional Information

Changes in MetroGAS Shares and ADS Prices:

		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1) and (2)
		$	U$S
March	2010	0.75	2.17
March	2011	1.04	—	(2)
March	2012	0.70	—
January	2013	0.87	—
February	2013	0.67	—
March	2013	0.70	—
January	2014	1.26	—
February	2014	1.33	—
March	2014	1.74	—

(1)	Prices on the last business day of each month (except for (2)).
(2)	On June 17, 2010, the NYSE announced the immediate suspension of MetroGAS ADSs from listing on such exchange due the Company’s announcement of its voluntary petition for reorganization proceedings on such date.

Perspectives

MetroGAS intends to focus its efforts on ensuring the continuity of its business, maintaining gas supply quality and reliability, complying with basic License rules and finally, on the basis of the outcome of the License agreement renegotiation, MetroGAS will define its new strategy towards the future and in relation to matters such as business planning, business policy and an the development of an investment plan.

Autonomous City of Buenos Aires, May 8, 2014

David Tezanos Gonzalez

Chairperson

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.

Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

Independent Auditors’ Report

(Review of condensed interim consolidated financial statements)

To the President and Directors of

METROGAS SOCIEDAD ANÓNIMA

Gregorio Aráoz de Lamadrid 1360

Buenos Aires City

1.	Identification of the condensed interim consolidated financial statements subject to review

We have reviewed the accompanying condensed interim consolidated financial statements of METROGAS SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned as “METROGAS S.A.” or the “Company”) which comprise the consolidated statement of financial position as of March 31, 2014, and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended and the supplemental information included in their Notes 1 to 30.

The figures and other information corresponding to the fiscal year finished on December 31, 2013 are an integral part of the condensed interim consolidated financial statements mentioned in the previous paragraph and are intended to be read only in relation to the figures and other information of the current interim period.

The figures and other information corresponding to the three-month period ended on March 31, 2013, before giving effect to the reclassifications made for uniformity exposure purposes as described in Note 3 to the accompanying condensed interim consolidated statements, were reviewed by other auditors who issued their limited review report, based on the standards established by Technical Resolution N° 7 issued by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) on May 16, 2013, including qualifications in relation to certain uncertainties existed as of such date (those uncertainties still pending of resolution are detailed in section 5 of this report). The figures and other information mentioned above are an integral part of the condensed interim consolidated financial statements mentioned in the first paragraph of the present section and are intended to be read only in relation to the figures and other information of the current interim period.

2.	Company’s Board of Directors responsibility for the financial statements

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the FACPCE as accounting standards, as they were approved by the International Accounting Standards Board (“IASB”), and incorporated by the Argentine Securities Commission (“CNV”), and, therefore, is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, in accordance with the International Accounting Standard 34 “Interim Financial Reporting”. Moreover, the Board of Directors is responsible of an internal control system as it determines necessary to enable the preparation of financial statements that are free from material misstatements.

3.	Auditor’s responsibility

Our responsibility is to report on these condensed interim consolidated financial statements based on our review. We have conducted our review in accordance with the International Standard on Review Engagements (“ISRE”) adopted by the FACPCE through the Technical Resolution N° 33, as they were issued by the International Auditing and Assurance Standards Board (“IAASB”) of the International Federation of Accountants (“IFAC”). These standards require that we comply with ethical requirements.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Conclusion

Based on our review, we are in a position to report that nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements of METROGAS S.A. corresponding to the three-month period ended March 31, 2014 are not presented, in all of its significant matters, in accordance with International Accounting Standard 34.

5.	Additional explanatory paragraphs

As mentioned in more detail in Note 5.1 to the consolidated financial statements of METROGAS S.A. as of December 31, 2013, the Company has prepared projections with the aim of determining the recoverable value of properties, plant and equipment, based on assumptions made related to the expected final outcome of the tariff renegotiation process. The cash flows and actual future results may differ from the estimates and assessments made by the Management at the date of preparation of those financial statements. In this regard, we are not in a position to estimate whether the assumptions used by the Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of properties, plant and equipment will exceed the respective net book values.

6.	English translation of statutory condensed interim consolidated financial statements

This report and the condensed interim consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying condensed interim consolidated financial statements are the English translation of those originally issued by METROGAS SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Accounting Standard 34.

Buenos Aires City, Argentina

May 8, 2014

Deloitte & Co. S.A.

Fernando G. del Pozo

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally consolidated and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

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